Exhibit 28(d)(vii)

[FORM OF]

AMENDMENT NO. 5

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 5 to the SUBADVISORY AGREEMENT is dated as of July 16, 2012, by and between SUNAMERICA ASSET MANAGEMENT CORP., a Delaware corporation (the “Adviser”), and ALLIANCEBERNSTEIN L.P. (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 1, 1999, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolios.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1. Schedule A to the Subadvisory Agreement is hereby amended to reflect the addition of SunAmerica Dynamic Strategy Portfolio (the “Portfolio”) for which the Subadviser will manage a portion of the Portfolio’s assets (the “Overlay Component”). Schedule A is also attached hereto.

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)
SunAmerica Dynamic Strategy Portfolio	0.18% on the first $500 million 0.15% on the next $1 billion 0.13% over $1.5 billion

Subadviser shall manage the Overlay Component of the Portfolio’s assets and shall be compensated as noted above.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT CORP.

By:
Name:	Peter A. Harbeck
Title:	President & CEO

ALLIANCEBERNSTEIN L.P.

By:
Name:
Title:

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SCHEDULE A

Effective July 16, 2012

Portfolios	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

Alliance Growth Portfolio	0.35% on the first $50 million 0.30% on the next $100 million 0.25% over $150 million

Small & Mid Cap Value Portfolio	0.50% on first $250 million 0.45% over $250 million

SunAmerica Dynamic Allocation Portfolio[1]	0.18% on the first $500 million 0.15% on the next $1 billion 0.13% over $1.5 billion

SunAmerica Dynamic Strategy Portfolio[1]	0.18% on the first $500 million 0.15% on the next $1 billion 0.13% over $1.5 billion

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The Subadviser shall be paid a composite fee based on the aggregate assets of the Overlay Component it manages for the SunAmerica Dynamic Allocation Portfolio and the SunAmerica Dynamic Strategy Portfolio.

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